April 17, 2014

Mr. Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Solera National Bancorp, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 25, 2014 (File No. 000-53181)

Preliminary Proxy Statement
Filed April 4, 2014 (File No. 000-53181)

Dear Mr. Duchovny:
Set forth below are responses of Solera National Bancorp, Inc. (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were delivered in your letter dated April 15, 2014 regarding the above-referenced soliciting materials filed by the Company on March 25, 2014 pursuant to Rule 14a-12 and the Company’s preliminary proxy statement filed on April 4, 2014. For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Simultaneous with the submission of this response letter, the Company has filed a revised preliminary proxy statement via EDGAR that incorporates the revisions described below. To facilitate your review of the Company’s revised preliminary proxy statement, we have included in this letter a marked version of the proxy statement highlighting these changes.
The Company believes its responses address your comments. Should the Staff, after review and consideration of the Company’s responses, have further questions or comments, the Company would welcome direct dialogue and collaboration to discuss any further questions or comments and reach an expeditious resolution.
Soliciting Materials filed pursuant to Rule 14a-12

1.
Please note that the participant information required by Rule 14a-12(a)(1)(i) should be filed pursuant to the rule in connection with the current solicitation. The rule contemplates that the information be provided in a previously filed communication related to the current solicitation or a separate statement filed as Rule 14a-12 material. See Section II.C.1.b of SEC Release No. 33-7760. Please confirm your understanding for future solicitations.

Response: The Company confirms its understanding of Rule 14a-12(a)(1)(i) and the Staff’s position for future solicitations.

Preliminary Proxy Statement

About the Annual Meeting, page 2

2.
We note that proxies may be solicited personally, by telephone, or otherwise. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Response: The Company confirms its understanding of Rule 14a-6(b) and (c) and the Staff’s position.

3.	Provide the disclosure required by Item 4(b)(iv) of Schedule 14A.
Response: We have revised page 2 of the proxy statement in response to the Staff’s comment.
Proposal One: Election of Directors, page 7

4.
We note your disclosure in the second paragraph that you may introduce substitute or additional nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response: The Company confirms that if it introduces substitute or additional director nominees, it will file an amended proxy statement that includes the referenced disclosures.

5.
We note that you state that the election of your nominees is in the best interests of your security holders and that you recommend your security holders to vote for your nominees. Please revise your disclosure to explain why you recommend that security holders vote for your nominees.

Response: We have revised page 12 of the proxy statement in response to the Staff’s comment.
Executive Compensation - Employment Agreements, page 18

6.
Please revise your disclosure to disclose whether the election of either dissident’s nominees would constitute a change of control under the agreement with Mr. Carmichael. If so, disclose the triggering event before Mr. Carmichael would be due any resulting compensation and the amount due him in that case.

Response: We have revised page 20 of the proxy statement in response to the Staff’s comment.

7.
On a related note, disclose whether the election of either dissident’s nominees would result in any other obligations of the company being due (i.e., debt acceleration, option vesting acceleration, other change of control payments).

Response: We have revised page 21 of the proxy statement in response to the Staff’s comment. The Company confirms that it is not party to any other change of control or similar agreements other than those disclosed.
Proposal Three: Shareholder Proposal to Amend the Bylaws, page 25

8.	Please revise your disclosure to describe the advantages and disadvantages for the proposal.
Response: We have revised page 28 of the proxy statement in response to the Staff’s comment.

9.	Please revise your disclosure to describe the “plan to take control” of the company you attribute to Mr. Quagliano.
Response: We have revised page 28 of the proxy statement in response to the Staff’s comment.

*              *              *              *              *

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 937-6422 or John Elofson of Davis Graham & Stubbs LLP at (303) 892-7335. Thank you in advance for your assistance.

Sincerely,

/s/ John P. Carmichael
John P. Carmichael
President and Chief Executive Officer